May 1, 2017

Dodge & Cox Funds

555 California Street, 40th Floor

San Francisco, CA 94104

RE: Dodge & Cox Global Bond Fund

Dear Sirs and Madam:

This letter constitutes the Expense Reimbursement Agreement (this “Agreement”) between Dodge & Cox Funds, on behalf of the Dodge & Cox Global Bond Fund (the “Fund”), and Dodge & Cox (“Adviser”). This Agreement replaces the Expense Reimbursement Agreement between the Fund and the Adviser dated as of May 1, 2015.

1. Expense Reimbursement. Adviser undertakes to reimburse a portion of the Fund’s expenses and/or to waive a portion of its management fee to the extent that the Fund’s total expenses (before payment of any taxes, brokerage and other transaction expenses, acquired fund fees and expenses, litigation expenses, and extraordinary expenses) would otherwise exceed 0.45% of its average daily net assets with respect to the Fund’s shares during any fiscal year, or portion thereof, for which this Agreement is in effect. Extraordinary expenses are determined under generally accepted accounting principles and are not incurred in the ordinary course of the Fund’s business. Any waiver of the investment advisory fee shall be made monthly by annualizing the Fund’s operating expenses for each month as of the last day of such month.

2. Term and Termination. This Agreement shall become effective as of May 1, 2017 and shall have an initial term ending on April 30, 2018. Thereafter, this Agreement shall automatically renew for one-year terms unless Adviser provides written notice to the Fund at the above address of the termination of this Agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term. This Agreement may be terminated at any time, and without payment of any penalty, by the Fund’s Board of Trustees upon 30 days’ written notice to Adviser. In addition, this Agreement will terminate automatically in the event of the termination of the Investment Management Agreement between Adviser and the Fund.

3. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, provided that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940, the Investment Advisers Act of 1940, or rules, orders or interpretations of the Securities and Exchange Commission.

4. Severability. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

5. Limitation. It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the property of the Fund. This Agreement has been signed and delivered by an officer of the Fund, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the property of the Fund, as provided in the Fund’s Certificate of Trust dated February 13, 1998, as amended from time to time.

If the foregoing is in accordance with your understanding of the agreement between us, please indicate your approval by signing and returning a copy of this letter to Adviser at the address above.

Sincerely,

DODGE & COX

By:	/s/ Thomas M. Mistele
Thomas M. Mistele
Executive Vice President, Senior Counsel
and Secretary

Agreed to:

DODGE & COX FUNDS,
On behalf of Dodge & Cox Global Bond Fund

By:	/s/ Thomas M. Mistele
Thomas M. Mistele
Secretary